October 28, 2008
QMM: NYSE Alternext US
QTA: TSX VENTURE
NR-08-19

QUATERRA ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C. – Quaterra Resources Inc. today announced that it is seeking TSX Venture Exchange (the “Exchange”) approval for a non-brokered private placement of up to $5,000,000 US Funds (minimum of $1,000,000 which must be attained within 30 days of commencement of offering) by way of Non-Transferrable Convertible Promissory Notes (the “Notes”) in denominations of US$1,000 and multiples thereof. The Notes will have a term of two years from the date of issuance unless previously converted or redeemed and will bear interest at a rate of 10% per annum payable at maturity or upon conversion or redemption. The Notes will provide the following terms as to conversion or redemption:

Conversion by Holder

At any time after four months from the date of issue Notes are convertible by a holder of the Note into units in the ratio of US$0.60 of Note converted into one unit. Any interest payable will be converted into common shares of the Company at a rate equal the US$ equivalent to the market price (determined in accordance with the policies of the Exchange) for such shares on the date of such conversion.

Redemption by Company

(a) If at any time starting four months after the issuance of the Notes and prior to the date of redemption or conversion, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10 consecutive trading day period, the Notes outstanding shall automatically be deemed to have been redeemed and converted into units in the ratio of US$0.60 of Note redeemed to one unit. Any interest payable will be converted into common shares of the Company at market price.

(b) The Company may at any time prior to conversion redeem the Notes by paying to the holders 115% of the principal amount of a Note together with interest to the date of such redemption.

A unit shall be comprised of one common share and one whole non transferable warrant.

One whole non transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. Warrant expiry date is 24 months from date of redemption or conversion. The warrants will contain a provision that in the event the Company’s shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the 30th day after notice.

All the common shares and warrants issued pursuant to conversion or redemption (or shares issued to satisfy interest charges), if such takes place within the four months hold period, will bear a legend restricting the shares from trading for a period of four months from issuance of the Note. In addition, the Notes, shares and warrants will be subject to U.S. restrictions on resale.

Finders fees in cash at a rate of 6% are payable with regard to the sale of Notes comprising the offering.

Proceeds of the offering will be used primarily to fund exploration activities as follows:

1)	MacArthur and Yerington copper projects in Nevada, with the development of a 43-101 resource estimate at MacArthur and potential acquisition of the Yerington project;

2)	Nieves silver joint venture project, including a 43-101 resource estimate; report and drilling at the 100% Las Americas project, both projects in Mexico;

3)	Continued drilling at the Uranium project on the Arizona Strip;

4)	Molybdenum projects including Cave Peak, Texas; and

5)	General working capital.

Quaterra Resources Inc. (NYSE Alternext US: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward-looking statements.

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the NYSE Alternext US (f/k/a American Stock Exchange) have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.